Exhibit 99.2

PERDIGÃO S.A.
CNPJ 01,838,723/0001-27
Public Company

MINUTES OF THE 26th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July 18, 2006, at 12:30 p.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Call of General Shareholders Meeting: The Board of Directors deliberated not to approve the call of a General Shareholders’ Meeting for the purpose of appointing a financial institution to prepare the valuation report described on the articles 37 and 43 of the Company’s Bylaws, due to the “Notice of Tender Offer for the Acquisition of the Shares Issued by Perdigão S.A.”, that intends for the acquisition of, at least, 50% plus 1 share of the Company capital, up to all the said shares, pursuant to the articles 37 and 38 of the Company’s Bylaws by Sadia S.A., because the conditions to apply the established in these articles are not being satisfied by the Offeror. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Luís Carlos Fernandes Afonso; Jaime Hugo Patalano; Cláudio Salgueiro Garcia Munhoz; Almir de Souza Carvalho; Sérgio Wilson Ferraz Fontes. (I do hereby certify that the present is a copy of the original minute transcribed in the Book number 1 of Ordinary and Extraordinary Minutes of the Meetings of the Board of Directors of the Company, at page 150).